Montreal, Québec – May 10, 2021	TSX:NSR
(in U.S. dollars unless otherwise noted)	OTCQX:NSRXF
NOMAD ROYALTY COMPANY REPORTS Q1 RESULTS
AND DECLARES SECOND QUARTER 2021 DIVIDEND

Vincent Metcalfe, CEO and Chair of the Board of Directors of Nomad stated “Our portfolio delivered a strong first quarter of gold and silver production and represents a great start to the year. Our focus ahead is on maintaining this positive momentum by delivering on our stated goal of delivering value through further deployment of capital in new opportunities across the globe, which coupled with the strong organic growth of our current portfolio will allow Nomad to continue to generate strong free cash flow and support further growth and returns to shareholders.”

First Quarter Highlights:
•Record quarterly deliveries of 5,575 gold equivalent ounces (“GEOs”)
•Gold ounces earned of 5,029 (2,450 for Q1 2020)
•Silver ounces earned of 37,338 (43,963 for Q1 2020)
•GEOs(1) sold of 5,575 (3,817 for Q1 2020)
•Record revenues of $9.7 million ($6.4 million for Q1 2020)
•Net loss of $0.3 million (net income of $1.1 million for Q1 2020)
•Adjusted net income(1) of $1.9 million ($4.1 million for Q1 2020)
•Gross profit of $2.9 million ($0.7 million for Q1 2020)
•Cash operating margin(1) of $7.9 million ($5.9 million for Q1 2020)
•Cash operating margin(1) of 82% (93% for Q1 2020)
•$25.3 million of cash as at March 31, 2021
•Completed the acquisition of the second tranche of the Blackwater Gold Royalty
•Declared a quarterly dividend of CAD $0.005 per common share for a total amount of $2.3 million paid on April 15, 2021
(1) Refer to the Non-IFRS measures section of this press release.

Declaration of dividends:
Nomad is also pleased to announce a quarterly dividend of CAD $0.005 per common share, payable on July 15, 2021 to Nomad's shareholders of record as of the close of business on June 30, 2021.

For shareholders residing in the United States, the dividend will be paid in U.S. dollars based on the daily exchange rate published by the Bank of Canada on June 30, 2021. The dividend has been designated by Nomad as an "eligible dividend" under the Income Tax Act (Canada).
Q1 2021:

By Category	Ounces earned	Ounces sold	Revenues ($000)
Gold (in kind)	4,854	4,854	8,373
Gold (cash received)	175	—	314
	5,029	4,854	8,687
Silver (in kind)	37,338	37,338	965
Total GEOs(1)	5,575	5,575	9,652

	GEOs earned(1)	GEOs sold(1)	Revenues ($000)	Cash costs(1) ($000)	Cash operating margin(1) ($000)
Premier Gold Prepay Loan	900	900	1,518	—	1,518
Bonikro Gold Stream	1,940	1,940	3,457	776	2,681
Mercedes and South Arturo Silver Stream	2,544	2,544	4,336	999	3,337
Blyvoor Gold Stream	16	16	27	9	18
RDM Gold Royalty	98	98	176	—	176
Moss Gold Royalty	77	77	138	—	138
Total	5,575	5,575	9,652	1,784	7,868
Q1 2020:

	GEOs earned(1)	GEOs sold(1)	Revenues ($000)	Cash costs(1) ($000)	Cash operating margin(1) ($000)
Premier Gold Prepay Loan	2,450	2,450	3,962	—	3,962
Mercedes and South Arturo Silver Stream	253	1,150	2,058	367	1,691
Woodlawn Silver Stream	217	217	356	71	285
Total	2,920	3,817	6,376	438	5,938
(1)     Refer to the Non-IFRS measures section of this press release.

For the first quarter of 2021, revenue was sourced 100% from gold and silver. Management’s objective for the portfolio is to maintain a focus on precious metals (primarily gold and silver) with a target of no more than 10% in revenue from other commodities. Geographically, revenue was sourced 64% (94% for Q1 2020) from the Americas, 36% (0% for Q1 2020) from Africa and 0% (6% for Q1 2020) from Australia.
Assets Update:
•MINING OPERATIONS RESUME AT BLYVOOR
Blyvoor Gold Stream – Blyvoor Gold (PTY) Ltd.: Following the first gold shipment at the Blyvoor Gold Mine, mining activities were temporarily suspended as the result of an unlawful blockade. Since April 12, 2021, Blyvoor Gold Mine has re-commenced operations and production ramp up activities are ongoing again. With the majority of the workforce back to site, blasting, mining, hoisting and crushing activities have now resumed. The Blyvoor Gold Mine will be fully operational and additional deliveries will be expected at regular intervals as the mine ramps up to full production capacity by year end 2021. Safety remains a top priority for all stakeholders and as such the Blyvoor Gold Mine has implemented robust safety standards and strict working procedures. A technical report in connection with the Blyvoor Gold Mine mineral resource is expected to be completed in the second quarter of 2021.
•EQUINOX GOLD ACQUIRES MERCEDES MINE
Mercedes Gold and Silver Stream – Equinox Gold Corp.: On April 7, 2021, the Company amended its Mercedes and South Arturo Silver Stream in connection with the closing of the acquisition of Premier Gold Mines Limited (“Premier Gold”) by Equinox Gold Corp. (“Equinox”) and the creation of a new company called i-80 Gold Corp. The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine in Mexico (the “Mercedes Gold and Silver Stream”). Earlier in 2021, Premier Gold announced that there is expansion potential to increase production to 80,000 to 90,000 ounces of gold annually at the Mercedes Mine. Equinox has become the owner and operator of the Mercedes Mine since April 2021. Equinox operates seven mines globally, is very well capitalized and is led by a reputable management team with the ability to drive further productivity increases at the mine site.
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described in the Company's audited consolidated financial statements, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the gold prepay loan was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.
•I-80 GOLD ACQUIRES SOUTH ARTURO MINE
South Arturo Silver Stream – i-80 Gold Corp. ("i-80 Gold"): The Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of ounces of refined silver in attributable production from the exploration area. The South Arturo Mine is 60% owned by Nevada Gold Mines LLC ("NGM"), a joint venture between Barrick Gold Corporation ("Barrick") and Newmont Corporation, and 40% by i-80 Gold. The terms of the South Arturo Silver Stream are similar to the previous stream agreement.
Regarding the South Arturo Mine operations, NGM had another exceptional year with production exceeding budget by over 30%. The strong performance was driven by higher production rates that averaged 694 tonnes per day processed. On January 19, 2021, i-80 Gold's predecessor, Premier Gold, published a preliminary feasibility study on South Arturo which outlined an 8-year mine life and was based on a mineral resource estimate as at December 1, 2020 which included Nomad attributable reserves of 1.9 million ounces of silver (3.8Mt at 15.23g/t), measured and indicated resources of 4.0 million ounces of silver (20.0Mt at 6.19g/t) and an inferred mineral resource of 1.8 million ounces of silver (10.1Mt at 5.47g/t). In 2020, drill programs were completed at El Nino, with initial results suggesting the potential to expand underground resources and extend the mine life. A new mineral resource estimate will be completed in 2021 following receipt of all 2020 drilling results.
•CONSIDERABLE NEAR SURFACE UPSIDE COULD LEAD TO ADDITIONAL DISCOVERIES AT ROBERTSON
Robertson Gold Royalty – Barrick Cortez Inc.: On February 18, 2021, following a strategic review by executive teams from Barrick and NGM, significant geological prospectivity of the NGM properties was confirmed and Barrick outlined its key development projects. Barrick mentioned that agile management and exploration and orebody knowledge was implanted at NGM and was already delivering results. The area between Pipeline and Robertson in the Cortez complex was mentioned as an area with exciting opportunities for major new discoveries.
On May 5, 2021, Barrick mentioned that, at Robertson, they were converting improved geological knowledge of the area into growth opportunities. Step-out drilling, 300 meters beyond the existing resource blocks suggest there is considerable near surface upside that could lead to additional discoveries and validate the potential of this area. Barrick are also looking at Pipeline, an old tier 1 asset, immediately adjacent to Robertson which could provide a significant addition to Cortez life of mine. At Robertson, on the western side of the district, drilling results were received from the Distal target, to the west of current resources, testing a structure which is potentially analogous to the controls of mineralization at the Gold Pan/39A zone. These results yielded multiple significant intercepts confirming the nature of the hypothesized mineralization control and an up-dip extension to surface. Follow-up drilling commencing in the second quarter of 2021 will target the extent of the mineralization up-dip and to the north. Metallurgical test work for processing at the Pipeline oxide mill and the heap leach is in progress. Continuing on the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits, as well as intrusive related mineralization at Robertson five kilometers to the north. Surface mapping and sampling has identified a favorable structural setting between the Pipeline/Crossroads and Robertson deposits with folds and thrust faulting, as well as high angle faults carrying anomalous gold indicative of leakage from a target at depth. The area has no historic deep drilling and will be tested by framework drilling in the second quarter of 2021.
•WOODLAWN STRATEGIC PROCESS ACTIVE
Woodlawn Silver Stream – Heron Resources Limited ("Heron"): During the first quarter of 2021, Heron engaged in negotiations with potential counterparties. These negotiations are commercial in confidence and are ongoing. Heron will provide further updates as the strategic process continues.
A number of technical investigations and engineering programs continued or were completed during the quarter. These studies and programs were undertaken to identify value-adding opportunities in support of the current strategic process and are aimed at addressing technical issues that were identified during Woodlawn’s operational phase. Upgraded flotation reagent system design work was completed and flotation froth pumping design and flow sheet development were largely completed with the remaining work to be finalized next quarter. The Woodlawn Mine site remains on Care & Maintenance following the suspension of operations on March 24, 2020, with activities focused on preserving mining and processing infrastructure for future re-start, along with environmental management of the site.
•GRADE CONTROL PROGRAM AT BLACKWATER FURTHER DE-RISKS INITIAL PROJECT
Blackwater Gold Royalty – Artemis Gold Inc. ("Artemis Gold"): On February 9, 2021, Artemis Gold announced that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits. The permitting process in respect of the construction program is expected to take several months with approvals anticipated in the second quarter of 2021.
On March 29, 2021, Artemis Gold executed a binding memorandum of understanding with Ausenco Engineering Canada Inc. providing for a guaranteed maximum price (“GMP”) for a fixed-price Engineering, Procurement and Construction (“EPC”) contract to construct a 5.5 million tonne per annum processing facility and associated infrastructure for the Blackwater Gold project in Central British Columbia. On April 9, 2021, Artemis Gold executed a credit approved mandate letter and term sheet from Macquarie Bank Limited (“Macquarie”) and National Bank of Canada (“National Bank”) to arrange a CA$360 million Project Loan Facility (“PLF”), to fund a significant component of the estimated construction costs of the Blackwater Gold Project. Subject to final credit approval and final due diligence, Macquarie and National Bank would agree to each underwrite 50% of the PLF. In support of its Definitive Feasibility Study (“DFS”) and in preparation for commencement of construction for the Blackwater Gold Project, Artemis Gold has been conducting the following activities: ore grade control drilling to refine the detailed grade schedule and mine plan for the first year of production, metallurgical test work, geotechnical drilling as part of site preparation work, and a British Columbia

Hydro study. The work program in the first six months of 2021 is on track to culminate with the completion of the DFS on the Blackwater Gold Project by mid 2021.
On May 4, 2021, Artemis Gold provided interim results of grade control drilling of high-grade near surface mineralization. The primary objectives of the grade control drilling program were to optimize the grade selectivity and mine schedule for managing the ore tonnes and grade to be processed in the first year of operations; more accurately delineate ore and waste boundaries to mitigate dilution; optimize drill and blast designs; and provide a larger sample size to reduce grade variability. A further update on the grade control drilling results and conclusions will be provided later in second quarter of 2021 once all final assay results have been completed and interpreted by Artemis Gold.
•LARGE EXPLORATION PROGRAM CONTINUES AT MOSS
Moss Gold Royalty – Northern Vertex Mining Corp. ("Northern Vertex"): Northern Vertex is conducting an aggressive exploration program with 3 drill rigs onsite to expand the resource with the aim at extending the mine life and testing district scale targets. Recent results intersected high grade at the Ruth Vein target, widespread mineralization within the Gold Bridge and West Extension targets located 1.5 kilometres west of the pit, and similar Moss pit mineralization at the West target. Phase II drilling program was initiated in November 2020 and extended to February 2021, Phase II will focus on the high-grade Ruth Vein target, resource infill at Gold Bridge and target new discoveries within extensive stockwork gold and silver mineralization both on strike and at depth at the Moss Mine. The combined Phase I and II drilling programs will total 32,000 metres. In addition to the multi-phased exploration program, Northern Vertex continued to successfully implement a number of new initiatives to further optimize operations and reduce costs at the Moss Mine.
The Moss Mine is currently the largest pure gold and silver mine in Arizona, with large scale exploration potential. Northern Vertex has indicated that during the first half of 2021 the exploration plan includes infill drilling, property-wide exploration, and drill target definition for resource expansion. For the second half of 2021, the exploration focus will be on resource expansion drilling, regional geophysics, and a priority regional target drilling campaign.
On April 19, 2021, Northern Vertex announced production of 9,912 gold equivalent ounces for the quarter ended March 31, 2021 from the Moss Mine. Production from the West Pit continued to improve as Northern Vertex have now developed large production benches, which allows for maximum mining efficiency. The initial stripping to expose the Moss Vein in the West pit is largely complete. Although forecast grades and production will be lower in 2021 versus 2020, the current infill drilling program has identified numerous areas where additional drilling could improve the resource model and ultimately the mine. Northern Vertex is very excited about their evolving knowledge of the mineralization of the Moss Mine and believe that there are substantial opportunities to improve and expand the operation.
•$35M GROWTH CAPITAL INVESTMENT AT RDM
RDM Gold Royalty – Equinox: On February 9, 2021, Equinox announced an investment of $35 million in growth capital relating entirely to capitalized stripping for a pushback of the open-pit, providing lower strip access to the ore body in future years. As per Equinox disclosure, the RDM Gold Mine production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per ounce and all-in sustaining costs ("AISC") of $1,175 to $1,225 per ounce. AISC at the RDM Gold Mine in 2021 includes $10 million of sustaining capital of which $6 million relates to increasing capacity of the tailings storage facility, with $2 million for equipment and $2 million for buildings and infrastructure.
•EXPLORATION ACTIVITY AT SURUCA
Suruca Gold Royalty – Lundin Mining Corporation ("Lundin Mining"): In 2017, the Suruca SW mineralization was discovered exhibiting similar geological features to the Chapada deposit. Lundin Mining stated that during 2020, the objective was to delineate the copper-gold mineralization to the south west of Suruca. At year end 2020, 1,051 holes have been drilled for an aggregate total of 87,211 m at Suruca. During 2020, drilling was carried out in the copper-gold Suruca SW portion, where 2,047 m were drilled in 14 holes, notably hole SU_1085 reported 27.4 metres at 0.25% Cu; 0.19 g/t Au from 35 metres, which included 9.6 metres @ 0.32% Cu; 0.24 g/t Au from 38 metres. Separate metallurgical test work programs were initiated for the oxide and sulfide samples. Kappes, Cassiday & Associates updated and completed test work program which confirmed the amenability of Suruca ore to cyanide leaching and recommended further compaction test work.
•TROILUS EXPANDS SW ZONE BY 40% TO 1.5KM
Troilus Gold Royalty – Troilus Gold Corp. ("Troilus"): In early 2021, Troilus reported positive results on the Southwest zone, including a 200-metre step-out hole which intersected high-grade gold-bearing mineralization between 50 metres and 450 metres from surface, and located outside of the NI 43-101 mineral resource envelope and the open pit proposed in the PEA. On March 16, 2021, Troilus reported additional assay results from the Southwest zone, expanding the mineralized strike length by a further +25%. On April 8, 2021, Troilus reported assay results for additional five drill holes from the Southwest Zone further expanding the gold zone by 40% to 1.5 kilometres. These results follow the winter 2021 drilling program, where Troilus implemented a 7,000 metres per month drilling program with the objective of expanding the mineral resource estimate at the Southwest Zone, definition drilling in the Z87 and J Zone and geotechnical drilling in support of the Pre-Feasibility Study. A Pre-Feasibility Study is expected to be published in the second half of 2021 and an Environmental Impact Study targeted for early 2022 for the Troilus Gold Project.
Share Capital:
On March 31, 2021 there were 566,364,957 common shares of Nomad outstanding. As at May 10, 2021, the Company had 566,387,457 common shares, 11,593,715 share options and 22,881,734 common share purchase warrants outstanding. The Company also had 1,461,300 restricted share units and 673,800 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CAD $/US$ daily exchange rate published by the Bank of Canada on May 10, 2021, 13,508,037 common shares would be issuable should the conversion option be exercised on such date.

Non-IFRS Measures:
Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including gold equivalent ounces, gold ounces and gold equivalent ounces earned and sold attributable to Nomad, adjusted net income, cash operating margin, cash costs, cash costs per gold ounce sold and cash costs per silver ounce sold.

In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to gold equivalent ounces (“GEOs”) by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the non-cash change in fair value of the conversion option for the Deferred Payment to the Yamana Gold Inc. and the non-cash change in fair value of gold prepay loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
Cash operating margin is calculated by subtracting the average cash cost of gold and silver on a per ounce basis from the average realized selling price of gold and silver on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
Average cash cost of gold and silver on a per ounce basis is calculated by dividing the total cost of sales, less depletion and non-cash costs of sales related to the gold prepay loan, by the ounces sold. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Refer to the Non-IFRS and Other Measures section of the Company’s Management Discussion and Analysis for the three months ended March 31, 2021.

CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

QUALIFIED PERSON

Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the "Qualified Person" as defined in NI 43-101 who has reviewed and approved the technical content of this news release.

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 14 royalty and stream assets, of which 7 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.
Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montréal (Québec) H3B 0G4                             nomadroyalty.com
FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the satisfaction of all conditions precedent for the closing of the Royalty Purchase. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, the impossibility to satisfy the conditions precedent for closing the Royalty Purchase, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	March 31, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash	25,332	22,517
Amounts receivable	791	1,349
Gold prepay loan	6,131	6,920
Other assets	1,048	1,023
Total current assets	33,302	31,809
Non-current assets
Gold prepay loan	6,176	8,237
Royalty, stream and other interests	206,001	207,923
Deferred income taxes	42,166	42,059
Total non-current assets	254,343	258,219
Total assets	287,645	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,527	4,391
Total current liabilities	3,527	4,391

Non-current liabilities
Deferred payment liability – host contract	9,204	9,046
Deferred payment liability – conversion option	2,619	3,013
Total non-current liabilities	11,823	12,059
Total liabilities	15,350	16,450
Equity
Common shares	254,988	254,210
Warrants	2,838	2,838
Contributed surplus	3,540	3,091
Retained earnings	10,929	13,439
Total equity	272,295	273,578
Total liabilities and equity	287,645	290,028

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss) (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended
	March 31, 2021	March 31, 2020
	$	$
Revenue
Gold and silver sales	9,338	6,376
Other revenue	314	—
Total revenue	9,652	6,376
Cost of sales
Purchased cost of gold and silver	3,306	4,380
Depletion of royalty, stream and other interests	3,470	1,254
Total costs of sales	6,776	5,634
Gross profit	2,876	742
Other operating expenses (income)
General and administrative expenses	1,375	609
Share-based compensation	662	—
Change in fair value of gold prepay loan	1,118	(923)
Total other operating expenses (income)	3,155	(314)
Operating income (loss)	(279)	1,056
Other income (expenses)
Change in fair value of conversion option	394	—
Finance costs	(403)	—
Foreign exchange loss	(9)	—
Total other expenses	(18)	—
Income (loss) before income taxes	(297)	1,056
Income tax recovery	39	—
Net income (loss) and comprehensive income (loss)	(258)	1,056
Earnings per share
Basic and diluted	0.00	0.00
Weighted average number of common shares outstanding
Basic and diluted (in thousands)	566,144	327,718

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Three months ended
	March 31, 2021	March 31, 2020
	$	$
Operating activities
Net income (loss) for the period	(258)	1,056
Adjustments for:
Cost of sales related to gold prepay loan	1,522	3,942
Depletion of royalty, stream and other interests	3,470	1,254
Share-based compensation	662	—
Change in fair value of gold prepay loan	1,118	(923)
Change in fair value of conversion option	(394)	—
Deferred income tax recovery	(107)	—
Finance costs	239	—
Interest received	210	310
Changes in other assets and liabilities
Amounts receivable	558	—
Other assets	(28)	300
Accounts payable and accrued liabilities	(672)	(375)
Cash provided by operating activities	6,320	5,564
Investing activities
Acquisition of gold prepay loan	—	(15,500)
Acquisition of royalty, stream and other interests	(1,192)	—
Cash used in investing activities	(1,192)	(15,500)
Financing activities
Share issue expenses	(8)	—
Financing fees	(85)	—
Dividends paid	(2,220)	—
Net parent investment	—	14,628
Net cash provided by (used in) financing activities	(2,313)	14,628
Net increase in cash	2,815	4,692
Cash at beginning of period	22,517	—
Cash at end of period	25,332	4,692